Exhibit 99.3

If you would like to receive either interim financial statements and/or the annual financial statements, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. CLSQ.BEN_IA_NPE.E.5200.OUTSOURCED/000001/000001/i CLSQ Annual Financial Statements Mark this box if you would like to receive the Annual Report (including Annual Financial Statements) and accompaning Management's Discussion and Analysis by mail. Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements and accompaning Management's Discussion and Analysis by mail.  Name Apt. Street Number Street Name City Prov. / State Postal Code / Zip Code 9NITE03

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